On Time Filings, Inc.
1405 Clay Street, #B
Newport Beach, CA 92663

June 10, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: Tarik Gause

Re:              On Time Filings, Inc., a Nevada corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed May 26, 2010
File No. 333-165917

Dear Mr. Gause:

On behalf of On Time Filings, Inc., a Nevada corporation (the “Company”), and in response to your verbal comments regarding the Company’s Amendment No. 2 to its Registration Statement to Form S-1 filed May 26, 2010 with the Securities and Exchange Commission, please note that the Company proposes to file Amendment No. 3 to the Registration Statement to Form S-1 (“Amendment No. 3”) with the revisions specified below and underlined for your easy reference.

Prospectus Summary
Our Business, page 4

The Company will amend and replace the second and third sentence of paragraph four of the Prospectus Summary to provide as follows:

“Our current funds are insufficient to continue our business for the next twelve months in the current manner that we are operating. We believe we will need to proceeds of $500,000 in order to implement our business plan to the full extent that we envision and fund our operations for the next 36 months.”

Description of Business
Our Business, page 16

The Company will amend and replace paragraph two of the Our Business section under the Description of Business in its entirety to provide as follows:

“We have also provided financial reporting and bookkeeping services to three entities, which accounts for approximately 20% of our current revenue. We believe we can generate significant revenues from the provision of these services as we can use outside contractors to perform services for our clients. Outside contractors include professionals interested in working on an independent contractor basis for one or more corporate clients. We believe there is increasing demand for outsourced professional services by corporate clients. We have established relationships with outside contractors that have professional experience in a range of industries and functional areas. We currently provide financial reporting and bookkeeping services for our clients using two outside accountants. We do not use contractors that are public auditing firms or law firms.  We believe our risk for professional liability claims arising from the services we provide is very limited. However, we cannot guaranty that we will not be subject to professional liability claims. We hope to obtain additional clients to which we can provide financial reporting and bookkeeping services. We also hope to expand our operations to provide additional professional services to corporate clients. Our fee structure for our financial reporting and bookkeeping services is based on an hourly rate or a flat fee per project. For services performed by outside accountants, we mark up the fees charged to us by the outside accountants.”

Hopefully, the proposed revisions to Amendment No. 3 adequately address the issues raised in your verbal comments.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

On Time Filings, Inc.

/s/ Suzanne Fischer
Suzanne Fischer
Chief Executive Officer